REPORT ON THE JINNIUSHAN GOLD PROJECT

YUANLING COUNTY, HUNAN PROVINCE

PEOPLE’S REPUBLIC OF CHINA

LONGITUDE 1100 40’ 15’’ EAST

LATITUDE 280 38’ 15’’ NORTH

For

MINCO MINING & METALS CORPORATION

1980-1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

By

Peter G. Folk, P. Eng.

December 28, 2006

TABLE OF CONTENTS

Page

SUMMARY

       1

INTRODUCTION

       1

RELIANCE ON OTHER EXPERTS

       2

PROPERTY DESCRIPTION AND LOCATION

       2

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

       3

HISTORY

       4

GEOLOGICAL SETTING

       5

REGIONAL AND LOCAL GEOLOGY

       5

PROPERTY GEOLOGY

       6

DEPOSIT TYPES

       7

MINERALIZATION

       8

EXPLORATION

       8

NUGGET EFFECT

      10

GEOCHEMISTRY

      11

DRILLING

      12

SAMPLING METHODS AND APPROACH

      12

SAMPLE PREPARATION, ANALYSES AND SECURITY

      13

DATA VERIFICATION

      13

ADJACENT PROPERTIES

      14

MINERAL PROCESSING AND METALLURGICAL TESTING

      14

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

      14

OTHER RELEVANT DATA AND INFORMATION

      14

INTERPRETATION AND CONCLUSIONS

      14

RECOMMENDATIONS

      15

PHASE 1

      15

PHASE 2

      16

BUDGET

      16

REFERENCES

      18

CERTIFICATE OF AUTHOR

      19

LIST OF FIGURES

Figure 1.  Location Map

Figure 2.  Map Showing Geology and Permit Boundaries

 After Page 3

Figure 3.  Map of the World Showing the Location of the Jinniushan Project

Figure 4.  Earth Movements from Detailed GPS measurements

Figure 5.  Regional Geology of Jinniushan Gold Mine

  After Page 6

Figure 6.  A Diagram Showing the Reverse-Shear Vein System

Figure 7.  Plan View 112 M. Level Jinniushan Projet

  After Page 8

Figure 8.  Jinniushan Project Au g/t vs. Ca%

LIST OF TABLES

Table 1.  Underground Assay Data

Table 2.  Metallic Screen Analysis

APPENDIX

ICP analyses

SUMMARY

The Jinniushan gold project, located in the western part of Hunan Province in the People’s Republic of China, consists of a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike.  These permits have been acquired by a wholly-owned Chinese subsidiary of MINCO MINING & METALS CORPORATION for a total consideration of about CDN$1,045,000 and have been transferred into a local subsidiary in Hunan Province.

The area under Minco control represents a portion of an historical mining district, which has been in periodic production utilizing small-scale artisanal methods since before the formation of the modern China in 1949.  Gold-quartz mineralization occurs primarily within reverse-brittle-ductile-shear veins in a compressive environment within Proterozoic sedimentary rocks.  Most of these dip to the southeast parallel to a nearby mapped thrust fault which occupies the contact between Proterozoic and Cretaceous to Tertiary sandy sediments.

The project has some geological similarities (age and type of host rocks and similar structural regime) to an important, deep Au-Sb-W underground mine about 6 km to the southeast but the Jinniushan area lacks Sb and W.  To date Minco has re-opened, surveyed, mapped and sampled accessible portions of the primary historical underground mine on the acquired mining permit.  This work has identified accessible areas within the mine that warrant further exploration and development.  Since it appears that the upper portions of the mine have been mined out, the future of the mine depends upon exploration down-dip.  At the time of writing a program to evaluate the multitude of mine works, trenches and adits on the exploration permit had just started.

The author concludes that the project represents an opportunity to explore a camp-scale consolidation of an historical gold mining district unexplored by modern techniques.  Work to date has shown the presence of significant gold values which, however, contain within the assay distribution a significant “nugget effect” which will have to be contended with by careful sampling and fire assaying.  A surface program to evaluate the potential of the contiguous exploration permit complements a recommended program of underground development and drilling on the mining permit.  A two-stage budget of $1,677,000 is proposed with the first phase totaling $600,000.

INTRODUCTION

On Nov. 14, 2006, Minco Mining & Metals Corporation (Minco) announced the acquisition of the mining and exploration permits at Jinniushan.  The author was then commissioned by Minco management to write the required NI 43-101 compliant report for the project.  The professional staff of Minco Mining (China) Co., Ltd. Minco’s wholly owned subsidiary has developed most of the data in this report and the author has also used maps from Chinese government sources.

The author was on the property on the 21st and 22nd of November, 2006 and reviewed all of the available data, examined most of the accessible underground workings, supervised a small program of check sampling underground, and visited various other locations on the surface of the mining and exploration permits.

RELIANCE ON OTHER EXPERTS

Although the author is responsible for this report in its entirety, he has relied on Chinese mining engineers Xu Hao and Zi Yaran, employed by Minco Mining (China) Ltd. for some of the details of the proposed budget recommended in this report.

PROPERTY DESCRIPTION AND LOCATION

Through a 100% owned subsidiary, Minco Mining & Metals Corp. (Minco) has purchased, in eastern Hunan Province (Fig. 1), China, a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike.  The mining permit is located at 1100 40’ 15’’ east longitude and 280 38’ 15’’ north latitude, 40 km from the county seat of Yuanling.  The mining permit was transferred to the Minco subsidiary from the former state-owned Jinniushan Gold Mine and the exploration permit was acquired by taking over a private company.  Both permits are valid until mid-2009 and renewable thereafter.  Annual fees, relating to the area of the permits held, are less than $2,500 per year.  The law requires local compensation for temporary use of land for mining and exploration purposes; however, habitations and land under cultivation form only a small part of the whole area and are not considered to present a significant liability.  A China Compensation Fee on gold mined is 2% of net smelter revenue. As far as is known the property is subject to no other encumbrances or agreements.

Figure 1.  Location Map

The mining permit is completely surrounded by the exploration permit and is defined by surveyed coordinates.  Exploration permits in China are “paper staked” and can be defined by hand-held GPS units.  A map showing permit boundaries and known mining works (adits and trenches) is shown on Figure 2.  The author looked for waste rock from the mines and tailings from the small processing plant-sites, however very little waste material was observed.  Presumably this material was deposited in the nearby lake.  Being small underground mine workings of limited extent, the environmental liabilities that have been created by the various mining works are, in a Chinese context, not considered to be significant.  On exploration permits, the local (county) government is to be informed when work is to start and is in charge of some dealings with the local citizens.  For example at Jinniushan the local county government must deal with a small group of “illegal” miners said to be operating within the permit area.  Allowed underground work has been in progress for some time within the mining permit.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The location is well situated along a large man-made hydroelectric reservoir and is accessible by road and by lake-boat.  Hydroelectric power, telephone lines, cell-phone service, labor, goods and services are available nearby.  The climate is sub-tropical and

MAP SHOWING GEOLOGY AND PERMIT BOUNDARIES OF JINNIUSHAN PROJECT, HUNAN PROVINCE

湖南省沅陵县金牛山金矿田地形地质图

1:10,000

EXPLORATION PERMIT
MINING PERMIT
K
Ptlj
Ptbm
Q
JINNIUSHAN
N
Cretaceous
Quaternary
Proterozoic
Exploration Lines
Ore Zones
Boundary of Jinniushan Exploration Permit
Boundary of Jinniushan Mining Permit
0
500
1,000 Meters
December 2006

Data from Minco Mining (China) Co. Ltd. and 407 Team of the Provincial Gov't of Hunan Geological Exploration Bureau.

Figure 2

the topography is hilly with elevations ranging from 92 to 232 m above sea level.  Vegetation, where not tamed by agricultural terraces, is thick and bushy.  All manner of exploration and mining work can be conducted on a year-round basis.

Surface rights have been sufficient for the operation of the small historical mines, which have operated in the area and are not considered to present a significant problem.  Expanded operations in the case that larger deposits are discovered will require the establishment of tailings areas without connection to the lake.  Insofar as there are few habitations (except along the lake) and no significant villages in the area under discussion the placement of larger scale tailings and plant sites should present no unusual difficulties.

HISTORY

The mining history of the area is similar to many other places in China in which uncontrolled mining has taken place (and continues to take place in some areas) with little regard for health and safety, environment, proper land use etc.  The mining permit and on-strike portions of the exploration permit were actively mined for gold (both placer gold and hard rock mines) in the period before 1949 when communist China was established, private enterprises were confiscated, and the mines were closed.  Only on the mining permit area was this work well organized, although mine plans, surveys and production figures have been lost.  When international gold prices increased in the 1970’s hand mining at various locations resumed to be largely replaced by small local government operations at three locations in the 1980’s.  In 1993, the local hydroelectric dam was completed and some of the historical mining areas were flooded.  In 2001 and 2004, the Federal Chinese government, in an attempt to bring some regulation and safety to gold mining, decreed the closure of two of the existing small (illegal) mines.  Production within the remaining mining permit stopped last year as part of a re-organization.

There are unconfirmed rumors that illegal hand miners are still operating in the area of the exploration permit.  In the history of the permit areas there has never been organized large or medium-scale mining.  Only the crudest of recovery methods using small crushers, gravity devices, cyanide ponds and mercury were utilized.  If records were ever kept, they have been lost.  Except for the active mining permit area, mine maps and engineering records do not exist.  Production figures are not known.  No drilling or other modern exploration techniques (geochemistry, geophysics, etc.) have ever been undertaken in the area.  On the exploration permit, to the northeast of the mining permit a group of mines was examined in 1992 by a geological unit of the Provincial Government.  Unfortunately, most of the results of this work are not available and, in any case, the most interesting zone, along about 900 m of strike length, became submerged when the hydroelectric reservoir was completed in 1993.

GEOLOGICAL SETTING

REGIONAL AND LOCAL GEOLOGY

The area of interest occurs within Paleozoic rocks of the South China Plate (Fig. 3) in unconformable and faulted contact with younger Cretaceous sediments.  A strong element of NW-SE compression is evident with abundant NE-SW fold axes and reverse faults striking in the same direction.  This is consistent with modern GPS observations, which show that entire area is moving to the southeast at a rate slightly less than 5 cm/year (Fig. 4).

Figure 3.  Map of the world showing the location of the Jinniushan Project on the South China Plate (SC). From Dutch, S., 2003.

Figure 4.  Earth movements from detailed GPS measurements superimposed upon major tectonic plate boundaries. From UNAVCO, 2003.

The geology of the region is divided into low-grade metamorphically altered:

•

Cretaceous to Tertiary sediments comprising sandstone, shale and coal seams (K and K-E).

•

Small remnants of Devonian-Permian sediments (D-P).

•

Precambrian (Sinian or Late Proterozoic) to Silurian sandstone and slate or shale (Z-S).

•

Proterozoic sediments comprising slate, sandstone and siltstone (Pt1 and Pt2).

Figure 5 adapted from the 407 Team of the Provincial Government of Hunan Geological Exploration Bureau is a simplified version of the regional geology of the area showing the location of the Jinniushan Project along a line representing a metallogenic trend of small-scale artisanal gold-mining ventures now almost completely dormant.  The author cautions that the entire length delineated has not been productive, but rather the line represents a trend along which gold has been found and mined by crude methods in the past.

Figure 5 also shows the relationship between the Jinniushan Project and the Xiangxi (also called Woxi) Sb-Au-W underground mine, about 6 km to the southeast, which has reached over 1,000 m below surface and has been mined for over 100 years.  The mine is the second largest Sb producer in China (Qinglin, Xie et al).  It has been classed as a “Carlin type” deposit (Li and Peters, 1998) and contains native gold, stibnite, tungstite, pyrite, arsenopyrite and aurotite.  Structurally the mineralization is found in shoots within reverse faults in Middle Proterozoic slates (RSG Global, 2006).  Although the structural setting is similar to that at the Jinniushan Project, geochemically the two are very different with no significant Stibnite or tungsten minerals noted at Jinniushan.

PROPERTY GEOLOGY

Predominantly shear-hosted gold-quartz mineralization occurs in Proterozoic sandstones, and shales, which have undergone NW-SE compression.  The Proterozoic sequence is unconformably overlain by Cretaceous to Tertiary purplish sandy sediments and forms the central unit of a NE-SW trending anticline.  The southern contact between the two formations (Fig. 2) has been mapped as a thrust fault.  Gold mineralization is associated with brittle-ductile shears with a reverse sense of movement similar in form to the mapped thrust fault.  Shallow dipping tension veins splay off the shear veins, usually in the footwall.

The gold-quartz mineralization seen so far is entirely structurally controlled and the mineralizing fluids have barely affected the wall rocks.  The veins contain few examples of open space filling but rather appear to be of a deeply seated type containing ribbon structures consisting of alternating bands of country rock and vein quartz.  It appears that the shearing event within which the quartz veins were emplaced continued after the main mineralizing event to form re-sheared and brecciated veins.  Minor iron carbonate and sericitic wall rock alteration have been noted.

湖南省沅陵县金牛山金矿田区域地质图

REGIONAL GEOLOGY OF JINNIUSHAN GOLD MINE

1:50,000

LEGEND
图 例
Quaternary 第四系
Cretaceous Tertiary 白垩系--第三系
Devonian-Permian 泥盆系--二叠系
PreCambrian-Silurian 震旦系--至留系
Early Proterozoic 冷家溪群
Mid-Proterozoic 板溪群
Magmatic Rocks 岩浆岩及代号
Fault 断层
Anticline & Syncline 背斜、向斜
Gold Occurrence 金矿床（点）
Tungsten Occurrence 钨矿床（点）
Q
K-E
D-P
Z-S
Pt1
Pt2
K
Z-є
Pt
Y
Jinniushan
Xiangxi Gold Mine
金
牛
山
金
矿
带
N
Dec., 2006
0
2,500
5,000 Meters

Figure 5

DEPOSIT TYPES

Similar to the geometry of a mapped thrust fault are southeast variably dipping (usually about -500 ) quartz-pyrite (minor Pb, Zn, As) veins which have been emplaced within reverse-movement shears.  A secondary set of conjugate northwest dipping reverse shears is also present along with a flat set of quartz-filled tension fractures usually splaying off into the footwall.  In detail, the vein system is complex, but the main elements of the system, which have been emplaced under the effects of NW-SE compression, can be shown in the simple diagram below.  Theoretically, in this type of stress regime the individual mineralized ore shoots would likely have a strong horizontal trend.  Veins contain very little evidence of open-space filling and do not have banded epithermal characteristics.  Rather, white quartz veins containing ribbon structures and shearing which approaches the brittle-ductile provenance suggest a mesothermal setting.

Figure 6.  A diagram showing the reverse-shear vein system with primary southeast dipping shear veins, conjugate northwest dipping shear veins and shallow-dipping tension veins created by horizontal compression

The main focus of historical mining and of recent work has been on the set of shear veins located on the Mining Permit, however an additional six km of strike length is indicated to be prospective by the occurrence of numerous trenches and at least 17 small mine adits which are shown on existing maps.

Known shear veins average about 0.7 m in thickness, but there are locations where shear veins come close together and the intervening wall rock becomes permeated with tension veins.  In these cases much wider, but irregularly shaped, mineralized stockwork bodies may be formed.

Although presently there is no indication of disseminated mineralization, there could arise, through combinations of structures and naturally permeable sandstone host-rocks, a situation where low-grade bulk-mineable mineralization may be encountered.  This aspect should also be explored.

MINERALIZATION

The central part of the mine is developed on at least three separate, but related shear veins across a horizontal width of about 60 metres.  The strike length of the main portion of the mine is about 350 metres.  Most of the vein material above the primary access levels has been mined out and some material has been mined below these levels by means of declines.  The future of the mine is downwards.  Although the declines are well below the level of the man-made lake, the mine is almost completely dry (from a mining point of view the presence of the lake will require some engineering care, however this is well understood by the technical people involved).  At the current level of knowledge there is no reason to think that the mineralization will not go to considerable depth.  Also, although the shear-veins cross cut local lithologies, there may eventually be found to be some lithological control to the mineralization.

Where shear veins come close together the intervening space can become  riddled with tension veins leading to the supposition that there may be sections of the mine where the narrow-vein, open-stope  mining utilized in the past may be replaced by larger scale mining techniques.

EXPLORATION

Before involvement by Minco, there was little organized exploration activity.  Tracked mining using open-stope methods took place at a rate of a few tonnes per day on the mining permit and have occurred at lesser scales (even perhaps to the present day) at other locations on the exploration permit.  Prior engineering and geological control and proper documentation of the mining works are unknown.  Ore processing consisted of small electric crushers, gravity separation, cyanidation in concrete ponds and some amalgamation by mercury.  The processing machinery has been removed, leaving crude foundations behind.  Neither the large quantities of waste-rock that were taken out of the mine, nor processed tailings are apparent and the author concludes that this material has gone into the lake.

Work done by the professional staff of Minco since the end of August, 2006 has consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit.  Figure 7 represents a summary of this work and shows assays over 3 g/t Au in red.  Shown also is proposed underground development work on two levels.  The author has been through the parts of the mine that are portrayed on figure 7 and can confirm that the survey work and sampling have been well done and that examined portions of the mine are relatively safe.  At the time of writing mapping and sampling work on the exploration permit had just begun and no results have yet been returned from this work.

沅陵明科矿业有限公司金牛山金矿112米中段探矿设计（附工程复合图）

比例尺：
1:500

采
空
区
JINNIUSHAN PROJECT
MINCO MINING (CHINA) CO. LTD.
112 M. LEVEL
MINE WORKINGS WITH MINERALIZED ZONES IN PINK
PROPOSED DEVELOPMENT IN BLUE AND GREEN
Samples over 3.0 g/t Au are in red
4.3/0.8m = Au g/t over width in metres
Samples under 3.0 g/t Au are in black
0
50 m
N
图
例
Survey point
Shaft or Raise
Drift
Decline
Mineralization
Mined Out
Proposed Development
112 m Level
Proposed Development
87 m Level
Data Generated by Minco Mining (China) Co. Ltd. Dec. 2006
PROFESSIONAL
ENGINEER

Fig. 7

To date 71 channel samples have been taken within the mine and these are listed in the following table:

#	ID	Location	Width	Lab 1	Lab 2 Avg.	ACME
				Grade	Re-assay	Metal Screen
			m	Au(g/t)	Au(g/t)	Au(g/t)
1	1#-12	Between Lines 6 & 8 at 112m level	0.6	0.1	0.02
2	1#-13	Line 6 at 112m level along drift	0.5	0.1	0.08
3	1#-14	Line 6 at 112m level along drift	1	70.37	45.22	0.12
4	1#-15	Between Lines 4 and 6 at 112mlevel along drift	0.5	0.19	0.10
5	1#-16	Between Lines 4 & 6 at 112m level along drift	0.7	2	1.69
6	1#-17	Same as above	1	0.1	0.04
7	1#-18	Same as above	0.8	3.14	4.36
8	1#-19	Same as above	1	2.62	3.12
9	1#-20	Same as above	0.8	1.69	7.80
10	1#-21	Same as above	1	2.35	1.64
11	2#--01	Between Lines 8 and 10 at 135m level	0.4	11.8	9.72	123.57
12	2#-02	Between Lines 8 and 10 at 135m level	0.7	3.94	2.92	31.27
13	2#-03	Line 10 at 135m level	0.5	5.41	5.92
14	2#-04	Line 10 at 135m level	0.2	0.1	0.12
15	2#-05	Incline 108 between Lines 8 and 10	0.5	29.65	22.58	40.48
16	2#-06	Drift between lines 2 and 4 at 87m level	0.8	0.1	0.04
17	3#--01	Tunnel at line 3 at 112m level	0.4	0.57	0.52
18	3#-02	Tunnel at line 3 at 112m level	0.8	0.91	0.86
19	3#-03	Drift at line 1 at 112m level	0.2	0.25	0.33
20	3#-04	Drift at line 1 at 112m level	0.4	19.61	6.97
21	3#-05	Drift between Lines 0 and 1 at 112m level	0.7	50.93	48.04	31.61
22	3#-06	Same as above	0.5	1.52	3.69
23	3#-07	Drift (Y2) at line 3 at 112m level	0.6	3.17	2.05	23.35
24	3#-08	Drift (Y2) between lines 1 and 3 at 112m level	0.6	5.07	7.29
25	3#-09	Drift (Y2) between lines 1 and 3 at 112m level	0.8	4.06	2.71	0.23
26	3#-10	Same as above	0.6	16.08	14.68
27	3#-11	Drift (Y2) at line 1 at 112m level	0.7	0.1	0.05
28	3#-12	Same as above	0.4	2.28	3.89
29	3#-13	Drift (Y2) between lines 0 and 1 at 112m level	1.2	0.1	0.02
30	3#-14	Same as above	1.5	23.81	18.89
31	3#-15	Drift (Y2) between line 0 and 2 at 112m level	0.2	0.1	0.06
32	3#-16	Same as above	0.9	0.33	1.32
33	3#-17	Same as above	1.3	107.16	18.73
34	3#-18	Same as above	1	1.55	0.66
35	3#-19	Same as above	0.9	58.37	74.94
36	3#-20	Same as above	1	0.56	0.33
37	3#-21	Same as above	1	9.31	6.06
38	3#-22	Same as above	1.1	0.1	0.07
39	3#-23	Same as above	1	11.1	22.46
40	3#-24	Same as above	0.7	0.16	0.40
41	3#-25	Drift Y2-1 at line 2 at 112m level	0.8	0.11	0.14
42	3#-26	Same as above	1	7.65	9.34
43	3#-27	Drift Y2-2 at line 2 at 112m level	1	4.97	6.18
44	3#-28	Same as above	0.9	8.54	7.15
45	3#-29	Same as above	0.9	0.11	0.65
46	3#-30	Same as above	0.8	24.56	26.18
47	3#-31	Same as above	1	25.63	10.16
48	3#-32	Incline at line 1 at 112m level	1.1	0.1	0.02

49	3#-33	Same as above	0.5	28.12	44.57
50	3#-34	Same as above	0.8	0.1	0.03
51	3#-35	Same as above	0.9	4.62	7.75
52	3#-36	Same as above	1.1	0.1	0.02
53	3#-37	Same as above	0.6	0.21	0.05
54	3#-38	Crosscut at line 5 at 112m level	0.7	0.1	0.01
55	3#-39	Same as above	0.4	0.4	0.66
56	3#-40	Same as above	0.4	1.08	1.05
57	3#-41	Drift Y1 between lines 5 and 7 at 112m level	0.5	3.81	3.11
58	3#-42	Same as above	0.5	0.31	0.28
59	3#-43	Same as above	0.6	0.32	0.38
60	3#-44	Same as above	0.5	0.86	0.76
61	3#-45	Same as above	0.5	1.23	1.13
62	3#-46	Same as above	0.5	0.75	0.92
63	3#-47	Drift Y1 at Line 7 at 112m level	0.5	2.08	1.66
64	3#-48	Drift Y1 at Line 5 at 112m level	0.7	0.77	0.71
65	3#-49	Drift Y1 between Lines 3 and 5 at 112m level	0.4	0.27	0.17
66	3#-50	Crosscut at line 5 at 112m level	1	0.82	0.07
67	3#-51	Same as above	1	0.36	0.31
68	3#-52	Same as above	1	0.1	0.03
69	3#-53	Same as above	1	0.12	0.17
70	3#-54	Same as above	0.4	0.82	0.69
71	3#-55	Same as above	0.5	0.1	0.01

Table 1  Underground Assay Data from Minco Mining (China) Co. Ltd.

These preliminary results serve to show that gold in economically interesting quantities occurs in several veins within the central area of the mine.  The total strike length in which the best assays occur is about 350 metres.  A program of duplicate assays has been carried out whereby the sample rejects were sent to Process Research Associates Ltd in Yunnan for re-assay by fire assay techniques.  Each sample was fire assayed three to four times in Yunnan and the average results are shown on Table 1.  Also shown on the same table are the author’s check sample results, which were taken at exactly the same locations as the prior samples.  These seven samples were analyzed by metallic screen analysis and fire assay at Acme Analytical Laboratories in Vancouver.  The table clearly shows that a strong “nugget effect” is present which affects the repeatability of results.

NUGGET EFFECT

Because coarse gold has been reported in the mine the author requested that his samples be analyzed by “metallic screen analysis” and fire assay, which would be considered to be the most accurate assay method for samples with a strong “nugget effect”.  A cursory analysis of Table 1 shows a strong variation in gold values when the same sites are re-sampled—samples initially with high assays can be re-sampled with very low results and the opposite is also true.  This problem is often encountered in gold mining and can be illustrated by examining the metallic screen analyses shown in Table 2 below.

	Sample.Wt	CoarseAu	Fine Assay	TotAu
SAMPLE	Gm	mg	gm/mt	gm/mt
#1-14A	506	<.01	0.12	0.12
#2-01A	505	29.78	64.6	123.57
#2-02A	503	7.02	17.31	31.27
#2-05A	498	9.16	22.09	40.48
#3-05A	505	9.16	13.47	31.61
#3-07A	497	5.77	11.74	23.35
#3-09A	495	0.07	0.09	0.23

Table 2.  Metallic Screen Analysis from the author’s seven check samples.

In this technique, approximately 500 grams are pulverized and passed through a -150 mesh screen.  The fine fraction and coarse fractions are fire assayed separately and the results are combined.  The above table shows that approximately 50% of the gold is in the form of coarse nuggets (greater than -150 mesh size).

Practically, a strong “nugget effect” means that each individual sample has a low confidence level, and that to prove a gold resource will be more than usually difficult.  In cases such as this, drilling can be used to define the geometry of the various veins, however it may be necessary, especially until experience is gained, to use underground drifting and sampling to prove-up the gold resource.

GEOCHEMISTRY

The author’s seven check samples were also analyzed for 32 elements by ICP.  Results are shown in the appendix.  No other elements are present in economic concentrations and only Pb occurs in what might be considered to be weakly anomalous quantities.

Although seven samples is not statistically sufficient to come to a firm conclusion, the data may indicate that there is a negative correlation between Au and Ca, i.e. the more calcium that occurs in the sample, the weaker is the gold result.  The seven samples are plotted on Figure 8, below and this negative correlation is displayed.

Jinniushan Project
Au (g/t) vs. Ca%
Au g/t
Ca%
140
120
100
80
60
40
20
0
0
0.5
1
1.5
2
2.5

Figure 8. Jinniushan Project Au g/t vs. Ca% (seven samples).

The graph shows a poorly defined negative correlation between Ca and Au.

In practical terms the negative correlation between Au and Ca may (if further work confirms the effect) yield a geochemical tool to help determine the validity of gold analyses, i.e. a high gold assay which also contains high Ca may be suspect.

It is likely that the element Ca noted in the data occurs in a calcium carbonate mineral therefore indicating a common mineralogical zonation whereby carbonates occur as a halo around a precious-metal-silicate core zone.  Further geochemical work and careful examinations underground should be undertaken to determine if these noted effects are actually present and can become useful exploration tools.

DRILLING

As far as is known no exploration drilling has ever been done on any part of the property.

SAMPLING METHODS AND APPROACH

Channel samples as described in the Exploration section have been taken in the accessible portions of the underground mine by Minco personnel.  Normally the sample site, which has been marked by the mine geologist, is cleaned and a canvas tarp is spread out on the floor.  Technicians using a hammer and moil then chip out a channel about 6 cm wide and then empty the canvas into large cloth sample bags which are labeled and then sent, without further sample preparation, to the laboratory.  Seventy-one of these samples have been taken throughout the mine at the time of writing.

Although a “nugget effect” from the presence of coarse gold, is present, there is nothing wrong with the sampling techniques that the author observed and the samples are as representative as practically possible.

In general, the sampled material contains mineralized quartz and sheared sedimentary wall rock.  Widths noted in Table 1 are true widths.

SAMPLE PREPARATION, ANALYSES AND SECURITY

After the samples were taken, they were packaged and sent to the laboratory in Changsha without undergoing further splitting or manipulation.  Insofar as the sampling is preliminary in nature further security measures have neither been warranted nor been undertaken.  Samples have been cut by the professional staff of Minco Mining (China) Co. Ltd. but have not had any contact with officers or directors of Minco or associated companies.

Samples were sent to the Analytical Laboratory of the Non-Ferrous Geological Bureau of Hunan Province in Changsha where they were dried, crushed, and split.  A 300 g portion was pulverized and 20 g were digested and analyzed by standard AAS methods.  The laboratory has a current certification for Au analyses by CMA (China Metrology Association) which is the agency in China, which is responsible for overseeing laboratories.  In each 30-sample batch, the laboratory commonly inserts one blank, one standard sample and an average of three repeat assays.

The author examined the laboratory and has no reason to suspect that the results may be somehow faulty from laboratory error.  The lab is a small, but orderly and clean facility.  In the author’s opinion, all elements of the sampling, preparation, and analysis are adequate; however, the author recommends for the future that the samples be analyzed at a laboratory with fire assay facilities.

Rejects from the same samples were sent to the Process Research Associates Ltd. laboratory in Yunnan, China.  This is a Canada based ISO (2001) certified laboratory which assayed the samples using fire assay techniques on 20 g portions (one assay ton) of the sample pulps.  In general, results were similar to the original assays, but on average came back slightly lower in grade.

DATA VERIFICATION

The author has verified the data relied upon in this report by:

1.

visiting the property and confirming the geology and underground work relied upon, and

2.

re-sampling seven underground sample locations and having these samples assayed at Acme Analytical Laboratories in Vancouver, Canada—an ISO 9001 (2000) certified company.  These results are shown in Table 1.

ADJACENT PROPERTIES

The author has no information or data concerning adjacent properties.

MINERAL PROCESSING AND METALLURGICAL TESTING

Although the mining permit has seen gold production from before the formation of the modern China, the mining and processing of the ores has not been highly organized.  The author has seen no mineral processing, metallurgical, or production data concerning the property.

The metallic screen analyses described in the Exploration section, above would indicate, in a preliminary fashion, that gravity techniques may recover a significant portion of the gold contained within the veins.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As far as is known no reliable mineral resource or mineral reserve estimates have ever been published.

OTHER RELEVANT DATA AND INFORMATION

The author is not aware of any other data which would make a material difference to the quality of this report or make it more understandable, or without which the report would be incomplete or misleading.

INTERPRETATION AND CONCLUSIONS

A project to evaluate and revitalize a consolidated historical mining district is underway in Yuanling County, Hunan Province, China.  Historically the area has utilized limited technology and low production rates to produce gold from low-sulphide veins containing a highly variable tenor of gold.  To date Minco has produced good engineering, geological, and preliminary sampling data in the primary underground gold producer in the district.  Insofar as enough data has been produced to define targets for further underground development and exploration with a view to defining a mineable ore reserve, the project has met its initial objectives.  Since most of the veins above existing adit levels have been mined out, the potential of the mine is downward.

The veins have mesothermal characteristics suggesting that depth potential may be considerable.  Geochemically the veins at the Jinniushan Project contain no significant Sb and W and therefore are completely different from those at the important, long running, and deep Xiangxi Sb-Au-W mine 6 km to the southeast.  Available literature suggests, however, that there are similarities in structural style between the two locations and additional similarities in the types and ages of the host-rocks.

Gold-quartz mineralization in a compressive environment within Proterozoic sedimentary rocks is focused primarily within southeast dipping shears and secondarily within conjugate northwest dipping shears and contemporaneous, shallow dipping tension veins.  Although most of the historical mining has followed narrow veins (less than one m in thickness) observations underground of pervasive tension veining in areas of structural intersections suggest that wide, irregular, “stockwork” zones are likely to occur.  Assay results indicate a significant “nugget effect” resulting from the presence of coarse gold within the shear zones.  This effect has resulted in problems of assay repeatability and requires that fire assaying be done, that care be given to the assay protocol, and that underground development will likely form a necessary part of exploration and future resource calculations.

Geochemical analyses indicate that no other metals are present in potentially economic quantities, but that a negative correlation between Au and Ca may have the potential to become a tool in the evaluation of the “nugget effect” encountered in the assay data.

The exploration permit surrounding the mining permit contains numerous historical artisanal mine workings over a strike length of approximately six km.  Important work to evaluate these areas was just beginning at the time of writing.

RECOMMENDATIONS

In the author’s opinion the character of the property is of sufficient merit to justify the following recommended program of work.  A staged program is envisaged whereby a second phase composed primarily of drilling from surface and underground development depends on the first phase of underground development and underground drilling on the mining permit, and surficial examinations over the area of the exploration permit.

PHASE 1

Mining Permit

1.  A program of 440 m of underground development (Fig. 7) is recommended to expose large sections of prospective veins for sampling and to provide material for metallurgical testing.

2.  A program of 1,950 m of underground drilling is to follow the underground development.

3. Preliminary metallurgical testing should be undertaken.

Exploration Permit

1.  The entire exploration permit needs to be examined and all of the mine openings, trenches, and prospect pits should be identified, mapped, sampled and defined with GPS coordinates.

2.  The most interesting mine workings should be rehabilitated and the workings mapped and sampled.

3.  Geological mapping should be undertaken over the entire permit.

4.  Soil geochemistry should be undertaken on widely-spaced lines.

PHASE 2 (Contingent on the results of Phase 1)

Contingent on Phase 1 results, a phase 2 project would be concerned with diamond drilling targets defined in the Phase 1 surface program and would include further underground development utilizing a shallow shaft to access areas down dip of the known veins on the mining permit. Further metallurgical testing would be done as would preliminary environmental and engineering studies.  With positive results the end of the Phase 2 program would see the  calculation of a gold resource and the project would be at a pre-feasibility stage.

BUDGET $CDN

It is the nature of mineral exploration that it is impossible to exactly predict what the results, best methods and expenditures will be, these being entirely dependant on factors at the exploration site, the timing of the work, and various contract costs at the time.  For the best results it will be necessary to employ experienced and qualified field geologists to carry out the work recommended here.  Although the writer has prepared this estimate of expenditures with care, he does not guarantee that the program can be completed for the amounts estimated.  Further budgeting is recommended to be done in China at the time that various parts of the program are put to tender.

Phase 1

Underground development

450m @ $120/m

54,000

Underground drilling

1,950 m @ $20/m

39,000

Mine rehabilitation—exploration permit

45,000

Surface mapping (geology, topography, hydrogeology)

83,000

Trenching

10,000 cubic m @ $10/cubic m

          100,000

Preliminary metallurgical test

25,000

Assays

2,000 @ $20

40,000

Soil samples

500 samples @ $25 per analysis

12,500

Sample shipping

  5,000

Camp costs, food and supplies

12,000

Local transportation, vehicle rental, gasoline and supplies

10,000

Non-camp lodging, food, hotels

10,000

Communications, telephone, internet

  5,000

Office costs (Yuanling), drafting, report writing, consulting

25,000

Local public relations, social program

  5,000

Supervision, engineering, geology, mine administration

50,000

Casual labor, camp maintenance, cooks, drivers

10,000

Airfare and other travel

  8,000

Road construction and repairs

  7,000

          545,500

Contingency 10%

54,500

           CDN$600,000

Phase 2 (Contingent on the results from Phase 1)

Surface diamond drilling

3,300 m @ $100/m (large diameter)                           330,000

Exploration shaft

150 m @ $1,200/ m (all inclusive)

          180,000

Underground development

800 m @ $120/m

96,000

Assays

3,000 @ $20

60,000

Metallurgical studies

50,000

Engineering and environmental studies

            75,000

Sample shipping

  5,000

Camp costs, food and supplies

15,000

Local transportation, vehicle rental, gasoline and supplies

10,000

Non-camp lodging, food, hotels

20,000

Communications, telephone, internet

  5,000

Office costs (Yuanling), drafting, report writing, consulting

50,000

Local public relations, social program

10,000

Supervision, engineering, geology, mine administration

50,000

Casual labor, camp maintenance, cooks, drivers

10,000

Airfare and other travel

  8,000

Road construction and repairs

  5,000

          979,000

Contingency 10%

98,000

        CDN$1,077,000

  GRAND TOTAL CDN$1,677,000

REFERENCES

Argus, D., Soudarin, L., Cretaux, C.F., (2002); Plate Motion from Doris Data.  IDS Workshop, Biarritz, France, June, 2002.

China Geological Atlas; (1971).  China Geological Research Institute, Beijing. In Chinese.

Dutch, S., (2003); Web Page dated October, 2003. www.uweb/edu/Dutch/EarthSC102Notes/102PtEarthHist.htm

Huang, T.K., Jen, C., Jiang, C., Chang, Z., Chin, D., (1980).  The Geotectonic Evolution of China, Publishing House of Academic, Beijing, 124 pp.  In Chinese.

Peter, Stephen G., Li, Z., (1998) Comparative Geology and Geochemistry of Sedimentary-Rock-Hosted (Carlin-Type) Gold Deposits in the People’s Rep. of China and in Nevada, USA: U.S. Geological Survey Open-File Report 98–466, Part 7.

Peter, Stephen G., ed.; (2002) Geology, Geochemistry and Geophysics of Sedimentary Rock-Hosted Au Deposits in P.R. China: U.S. Geological Survey Open-File Report 02–131 (CD–ROM).

Schulz, K. J., and Briskey, J. A., eds. (2005), Reviews of the Geology and Nonfuel Mineral Deposits of the World--Online only, Version 1.0, USGS Open File Report 2005-1294, available online at http://pubs.usgs.gov/of/2005/1294/ .

UNAVCO, (2003); Science Product Support-GPS Site Motion Vector/Crustal Velocity Archive.  Web page http://sps.unavco.org/crustal_motion/dxdt/

Yeates, R., Stephens, C., Barnes, J. (2006); Competent Person’s Report.  Report by RSG Global commissioned by China Goldmines Plc. on the Guanzhuang Gold Project, Hunan Province, China; dated 31 January, 2006.

Yu, M. S. (1992); Report of the area by the 407 Team of the Provincial Government of Hunan Geological Exploration Bureau, dated May, 1992.

Yunck, T.P. (2002); The Use of GPS for Earth Science.  Jet Propulsion Laboratory, California Institute of Technology (for NASA), February, 2002. Web page http//sideshow.jpl.nasa.gov/mbh/series.html

Xuexiang, G., Vavta, F., Zheng, M., Schulz, O. F., (2004); Syngenetic Origin of the Woxi Sb-Au Deposit in Hunan: Evidence From Trace Elements and Sulfur Isotopes.  Chinese Journal of Geology, Vol. 39 No.3 P.424-439, 415, 2004.  In Chinese.

CERTIFICATE OF AUTHOR

I, Peter G. Folk, P.Eng. do hereby certify that:

1.

I am an independent consulting geological engineer and Canadian citizen residing on Mayne Island in the Province of British Columbia, Canada.

2.

I hold a B.A.Sc. in Geological Engineering conferred by the University of British Columbia in 1971.

3.

I am a member, in good standing, of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada.

4.

I have been practicing my profession related to mining and mineral exploration for over 30 years in a wide variety of locations in North, South, and Central America and China.  Specific to the content of this report are several consulting trips to the People’s Republic of China.

5.

I fulfill the requirements to be an “independent qualified person” as defined under “National Instrument 43-101”.

6.

I visited the Jinniushan Project on the 21st and 22nd of November, 2006.  I am entirely responsible for the report entitled “REPORT ON THE JINNIUSHAN GOLD PROJECT, YUANLING COUNTY, HUNAN PROVINCE, PEOPLE’S REPUBLIC OF CHINA for MINCO MINING & METALS CORPORATION” Dated December 28, 2006.

7.

I have not had any prior involvement with the property that is the subject of the technical report.

8.

To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.

I am independent of MINCO MINING & METALS CORPORATION applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes,

including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th day of December, 2006

________________________

Signature of Qualified Person

______________________

Peter G. Folk, P.Eng.

Seal of Qualified Person

APPENDIX

ICP analyses

ELEMEN	Mo	Cu	Pb	Zn	Ag	Ni	Co
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm
#1-14A	2	14	119	40	<.3	23	12
#2-01A	7	27	145	33	3.2	25	11
#2-02A	1	18	16	40	0.5	28	17
#2-05A	2	12	6	26	0.7	16	13
#3-05A	6	13	55	38	0.3	14	15
#3-07A	5	7	603	56	1.5	26	17
#3-09A	1	13	17	47	<.3	20	17

ELEMEN	Mn	Fe	As	U	Au	Th	Sr
SAMPLE	ppm	%	ppm	ppm	ppm	ppm	ppm
#1-14A	680	2.48	64	<8	<2	2	95
#2-01A	468	2.36	29	<8	66	3	10
#2-02A	304	2.58	64	<8	16	2	10
#2-05A	572	2.12	57	<8	19	3	36
#3-05A	435	2.21	44	<8	11	<2	32
#3-07A	1621	4.93	25	<8	15	<2	14
#3-09A	765	3.17	30	<8	<2	4	82

ELEMEN	Cd	Sb	Bi	V	Ca	P	La
SAMPLE	ppm	ppm	ppm	ppm	%	%	ppm
#1-14A	<.5	4	3	7	1.62	0.021	3
#2-01A	<.5	<3	<3	7	0.1	0.018	6
#2-02A	<.5	7	<3	8	0.09	0.025	4
#2-05A	<.5	<3	<3	7	0.31	0.039	5
#3-05A	<.5	9	<3	11	0.69	0.007	2
#3-07A	<.5	8	3	11	0.23	0.007	2
#3-09A	<.5	9	<3	15	2.08	0.01	8

ELEMEN	Cr	Mg	Ba	Ti	B	Al	Na	K	W
SAMPLE	ppm	%	ppm	%	ppm	%	%	%	ppm
#1-14A	8	0.67	21	<.01	3	0.36	<.01	0.13	<2
#2-01A	11	0.2	20	<.01	4	0.4	0.01	0.15	<2
#2-02A	9	0.18	23	<.01	3	0.42	<.01	0.14	<2
#2-05A	11	0.26	28	<.01	<3	0.42	<.01	0.21	<2
#3-05A	11	0.45	26	<.01	<3	0.38	<.01	0.11	<2
#3-07A	15	0.51	21	<.01	<3	0.4	<.01	0.15	<2
#3-09A	11	0.94	27	<.01	3	0.49	<.01	0.2	<2

29